SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, October 31, 2017.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

CEP 01010-010, São Paulo – SP

Company Oversight Department

Attn.:    Mr. Nelson Ortega Barroso – Company Oversight Superintendent

Cc.: Brazilian Securities and Exchange Commission (CVM)

Attn.:    Mr. Fernando Soares Vieira – Company Relations Superintendent

Mr. Francisco José Bastos Santos – Market Relations and Intermediaries Superintendent

Ref: Official Letters no. 1689/2017-SAE and 1690/2017-SAE

Dear Sirs,

With regard to Official Letters 1689/2017-SAE and 1690/2017-SAE (“Letters”) received today, through which you requested clarifications from Braskem S.A. (“Braskem” or “Company”), as transcribed below:

Official Letter 1689/2017-SAE

“Ref.: Unusual trading movements

Dear Sirs,

Considering the recent oscillations in the number of trades and trading volume of shares issued by your company, we request you to inform us, by 9:00 a.m. on 10/31/2017, if there is any fact you are of aware of that could justify them.

Common Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Var. %	No. Trades	Number	Volume
10/17/2017	47.00	46.02	47.00	46.76	46.02	-2.09	3	400	18,702.00
10/18/2017	46.30	46.01	46.35	46.19	46.01	-0.02	12	3,400	157,038.00
10/19/2017	46.00	45.99	46.99	46.47	46.89	1.91	16	3,000	139,412.00
10/20/2017	46.89	46.89	47.88	47.25	47.86	2.07	11	3,500	165,377.00
10/23/2017	47.85	47.85	47.85	47.85	47.85	-0.02	1	200	9,570.00
10/24/2017	47.21	45.63	47.21	46.67	47.00	-1.80	7	700	32,666.00
10/25/2017	47.99	47.00	47.99	47.62	47.79	1.68	3	700	33,335.00
10/26/2017	46.61	46.13	47.78	46.26	46.13	-3.47	16	20,400	943,724.00
10/27/2017	46.50	46.50	46.75	46.69	46.50	0.80	14	9,700	452,888.00
10/30/2017*	47.47	47.47	51.45	49.57	51.45	10.64	21	4,900	242,913.00

Preferred Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Var. %	No. Trades	Number	Volume
10/17/2017	46.79	46.29	47.51	46.67	46.31	-1.05	9,295	2,105,400	98,256,067.00
10/18/2017	46.51	46.41	47.18	46.66	46.54	0.50	9,712	1,461,000	68,177,064.00
10/19/2017	46.54	45.61	47.26	46.52	46.48	-0.13	8,770	1,571,700	73,112,381.00
10/20/2017	46.71	46.71	47.89	47.46	47.37	1.91	6,570	1,239,400	58,827,690.00
10/23/2017	47.64	45.73	47.74	46.33	46.22	-2.43	9,195	1,473,700	68,278,648.00
10/24/2017	46.22	45.78	47.53	46.87	47.47	0.21	10,046	1,808,500	84,756,346.00
10/25/2017	47.56	46.59	48.07	47.32	47.64	0.36	6,403	1,484,700	70,254,474.00
10/26/2017	47.87	47.24	48.10	47.65	47.52	-0.25	6,390	1,064,000	50,694,703.00
10/27/2017	47.52	47.11	48.34	47.67	47.56	0.08	10,050	1,458,700	69,533,639.00
10/30/2017*	47.50	46.57	54.12	49.78	53.20	11.85	9,254	1,968,100	97,989,598.00

* Updated till 3:51 p.m.”

Official Letter 1690/2017-SAE

“Ref.: Request for clarification on news report

Dear Sirs,

Complementing our official letter 1689/2017-SAE below, in light of the news item published in InfoMoney on 10/30/2017, entitled "Braskem escapes Ibovespa "sell off" and jumps 12% with rumor about acquisition; steel companies sink 5%”, mentioning, among others, that:

1.       The shares of Braskem skyrocket during this session after rumors about the company’s acquisition by LyondellBasell;

2.       The movement occurs after LyondellBasell approached Braskem for a possible acquisition, which could value the company at over US$ 10 billion.”

In this regard, Braskem clarifies that:

(i)                  it was not approached by LyondellBasell with any proposal for acquisition of its shares and is unaware of any other fact that could have justified the unusual trading on the Company’s shares between October 17, 2017 and October 30, 2017;

(ii)                the suitability and timeliness of disposing of Braskem's shares is a decision that rests solely with its shareholders; and

(iii)               in this regard, the management of Braskem requested clarifications to Odebrecht,  its controlling shareholder, which informed that it keeps working on alternatives to add value to Braskem and for all shareholders, and reaffirmed its intention of keeping Braskem as part of the group investments.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br

Sincerely,

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

AMECURRENT 724622264.2 19-jun-17 19:45SP - 9051722v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.